Exhibit 99.174

NEXTECH AR SOLUTIONS CORP.
ANNUAL INFORMATION FORM

SEVEN MONTHS ENDED DECEMBER 31, 2019

DATED AS OF JUNE 29, 2020

TABLE OF CONTENTS

EXPLANATARY NOTES	1

GLOSSARY OF TERMS	4

CORPORATE STRUCTURE	6

GENERAL DEVELOPMENT OF THE BUSINESS	6

DESCRIPTION OF THE BUSINESS	10

RISK FACTORS	23

DIVIDENDS AND DISTRIBUTIONS	35

CAPITAL STRUCTURE	35

MARKET FOR SECURITIES	37

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	39

DIRECTORS AND OFFICERS	39

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	44

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	44

TRANSFER AGENT AND REGISTRAR	45

MATERIAL CONTRACTS	45

INTEREST OF EXPERTS	45

ADDITIONAL INFORMATION	46

SCHEDULE A – AUDIT COMMITTEE CHARTER	A-1

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EXPLANATARY NOTES

Date of Information

Unless otherwise noted or the context otherwise indicates, “NexTech”, “we”, “us”, “our” and the “Company” refers to NexTech AR Solutions Corp. and its subsidiaries as constituted on December 31, 2019. This Annual Information Form (this “Annual Information Form” or “AIF”) is dated June 29, 2020, and has been approved by the Company’s Board of Directors, and, unless specifically stated otherwise, all information disclosed in this Annual Information Form is provided as at December 31, 2019.

Presentation of Financial Information and Other Information

We present our consolidated financial statements in Canadian dollars. In this AIF, all references to “$” or “dollars” are to Canadian dollars and references to “US$” are references to United States dollars. Amounts are stated in Canadian dollars unless otherwise indicated.

Trademarks and Trade Names

This AIF includes trade-marks, that may include “NexTech”, “ARitize”, “Jolokia”, and/or “InfernoAR”, which are or may be protected under applicable intellectual property laws and are the property of NexTech. Solely for convenience, our trade-marks and trade names referred to in this AIF may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trade-marks and trade names. All other trade-marks used in this AIF are the property of their respective owners.

Exchange Rate Data

The following table sets out the high and low rates of exchange for one Canadian dollar expressed in U.S. dollars during each of the periods specified, the average rate of exchange for those periods and the rate of exchange in effect at the end of each of those periods, each based on the rate of exchange published by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

Fiscal Years Ended	High (US$)	Low (US$)	Average (US$)	Rate at end of Period

December 31, 2019	0.7699	0.7424	0.7568	0.7699
May 31, 2019	0.7811	0.7330	0.7563	0.7393
May 31, 2018	0.8138	0.7641	0.7857	0.7723

Forward-looking Information

This Annual Information Form contains forward-looking statements that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “seek”, “believe”, “potential”, “continue”, “is/are likely to” or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Forward-looking statements are intended to assist readers in understanding management’s expectations as of the date of this Annual Information Form and may not be suitable for other purposes. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	expected impact of COVID-19 on the Company’s future operations and performance.

●	our expectations regarding our revenue, expenses and operations;

●	our anticipated cash needs and our needs for additional financing;

●	our plans for and timing of expansion of our solutions and services;

●	our future growth plans including the entry into adjacent markets;

●	the acceptance by our customers and the marketplace of new technologies and solutions;

●	our ability to attract new customers and develop and maintain existing customers;

●	our ability to attract and retain personnel;

●	our expectations with respect to advancement in our technologies;

●	our competitive position and our expectations regarding competition;

●	regulatory developments and the regulatory environments in which we operate;

●	anticipated trends and challenges in our business and the markets in which we operate

●	an increased demand for 3D volumetric objects, content and experiences;

●	the anticipated benefits of NexTech’s product offerings and services; and

●	the retention of earnings for corporate purposes and the payment of future dividends.

Forward-looking statements are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments and other factors we believe are appropriate. Forward-looking statements are also subject to risks and uncertainties which include:

●	If we are unable to attract new customers or sell additional products to our existing customers, our revenue growth and profitability will be adversely affected.

●	We encounter long sales cycles, particularly with our larger customers, which could have an adverse effect on the amount, timing and predictability of our revenue.

●	Downturns or upturns in new sales will not be immediately reflected in operating results and may be difficult to discern.

●	Our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts which could cause our share price to decline.

●	Our ability to retain customers and attract new customers could be adversely affected by an actual or perceived breach of security relating to customer information.

●	We have incurred operating losses in the past and may incur operating losses in the future.

●	If we are unable to develop new products and services, sell our solutions into new markets or further penetrate our existing markets, our revenue will not grow as expected.

●	Our inability to assess and adapt to rapid technological developments could impair our ability to remain competitive.

●	Downturns in general economic and market conditions and reductions in spending may reduce demand for our solutions, which could negatively affect our revenue, results of operations and cash flows.

●	We are subject to fluctuations in currency exchange rates.

●	The markets in which we participate may become competitive, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.

●	If we fail to retain our key employees, our business would be harmed and we might not be able to implement our business plan successfully.

●	Our growth is dependent upon the continued development of our direct sales force.

●	We are subject to risks and hazards, including operational accidents, changes in the regulatory environment and natural phenomena such as inclement weather, floods, and earthquakes. Such occurrences could result in damage to the Company’s property or facilities, equipment and personal injury.

●	The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies may have a conflict of interest.

●	If we fail to develop widespread brand awareness cost-effectively, our business may suffer.

●	Our strategy includes pursuing acquisitions and our potential inability to successfully integrate newly-acquired companies or businesses may adversely affect our financial results.

●	The market price for our common shares may be volatile.

●	We may issue additional common shares in the future which may dilute our shareholders’ investments.

●	We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.

These risks are described in further detail in the section entitled “Risk Factors” in this Annual Information Form. Although the forward-looking statements contained in this Annual Information Form are based upon assumptions management believes to be reasonable, these risks, uncertainties, assumptions and other factors could cause our actual results, performance, achievements and experience to differ materially from our expectations, future results, performances or achievements expressed or implied by the forward-looking statements. In light of these risks, uncertainties and assumptions, readers should not place undue reliance on forward-looking statements.

The forward-looking statements made in this Annual Information Form relate only to events or information as of the date on which the statements are made in this Annual Information Form and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

All of the forward-looking statements in this Annual Information Form are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, of effects on, the Company.

GLOSSARY OF TERMS

In this Annual Information Form, the following terms have the meanings set forth herein:

“2D” means two dimensional.

“3D” means three dimensional.

“AIF” means this annual information form of the Company for the seven months ended December 31, 2019.

“AI” means artificial intelligence

“Android” means an open-source operating system used for smartphones and tablet computers.

“app” means an application, especially as downloaded by a user to a mobile device.

“App Portfolio” means a portfolio of gaming and all-in-one applications known as the “All-In-One-App Portfolio” which is comprised of over 200 apps.

“AR” means augmented reality.

“AR 3D Ads” means advertising banners developed for AR display devices, geo positioned and rendered in 3D spaces.

“AR Audio” means sound developed for AR display devices.

“AR First” means content to be originally created for AR, as opposed to content created for mobile, computer and other 2D display devices.

“AR Functions Widgets” means routines and functions created specifically to operate in an AR First environment.

“AR Humans” means virtual hosts who are pre-recorded or streamed live and appear on the AR display device to provide information to, and interact with, the user.

“AR Icons” means graphical icons built specifically for AR display devices.

“ARitize™” means turning 2D objects into 3D objects.

“ARitize™ App” has the meaning set out under the heading “General Development of the Business – NexTech’s Solutions- ARitize™ App” below.

“ARitize360 App” has the meaning set out under the heading “General Development of the Business – NexTech’s Solutions- ARitize360 App” below.

“ARitize™ for eCommerce” has the meaning set out under the heading “General Development of the Business – NexTech’s Solutions- ARitize™ for eCommerce” below.

“AR Models” means 3D computer models modified for AR display devices.

“AR Objects” means any one of a AR Human, AR Audio, AR Video Wall, AR Presentation Charts and Graphics, AR Models, AR Text, AR Functions Widgets, AR Icons and AR 3D Ads.

“AR Text” means text and copy developed for AR display devices.

“AR Video Wall” means 2D and stereoscopic video developed for AR display devices.

“Audit Committee” means the Company’s audit committee of the Board of Directors.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time, and includes any successor thereto.

“Board of Directors” means the board of directors of the Company.

“CEO” means the Chief Executive Officer of the Company.

“CFO” means the Chief Financial Officer of the Company.

“cloud processing” means storing and accessing data and programs over the Internet instead of your computer’s or device’s hard drive.

“COVID-19” means the COVID-19 pandemic declared by the World Health Organization on March 11, 2020.

“CSE” means the Canadian Securities Exchange.

“Google Play” is a digital distribution service operated and developed by Google.

“IFRS” means International Financial Reporting Standards as developed and adopted by the International Accounting Standards Board from time to time.

“InfernoAR Platform” has the meaning set out under the heading “General Development of the Business – NexTech’s Solutions- InfernoAR Platform” below.

“iOS” means the operating system used for mobile devices manufactured by Apple Inc.

“iTunes Store” is a software-based online digital media store operated by Apple Inc.

“MD&A” means the management discussion and analysis.

“Native AR Experience” means virtual rooms or volumetric spaces (with a length, width and height) populated with one of more of the AR Objects types in varying combinations (to be determined by customer objectives).

“NexTech” or the “Company” means NexTech AR Solutions Corp.

“NexTech Shares” or “Common Shares” means the common shares in the capital of NexTech. “NP 46-201” means National Policy 46-201 – Escrow for Initial Public Offerings.

“technology stack” means a list of all the technology services used to build and run one single application.

“verticals” means business niches where vendors serve a specific audience and their set of needs.

“VR” means virtual reality.

“VRitize” means using virtual reality around 3D objects.

“Virtual Events” means an event that is held in a digital format or physically in-person.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on January 12, 2018 under the BCBCA. The Company is a reporting issuer in the provinces of British Columbia, Alberta and Ontario, and its Common Shares are listed for trading on the CSE under the symbol “NTAR”, are quoted on the OTCQB under the symbol “NEXCF” and are quoted on the Frankfurt Stock Exchange under the symbol “N29”.

The principal offices of the Company are located at 349 Carlaw Ave, Suite 304, Toronto, Ontario, M4M 2T1. The Company’s registered and records office is located at Suite 1200 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T8.

Intercorporate Relationships

NexTech has three wholly-owned subsidiaries: (1) NexTech AR Solutions USA LLC. (“NexTech USA”), a company incorporated under the laws of the State of Delaware on October 3, 2018; (2) AR Ecommerce, LLC (“AR Ecomm”), a Delaware limited liability company acquired on January 14, 2019; and (3) Jolokia Corporation (“Jolokia”), a California corporation recently acquired on April 30, 2020.

GENERAL DEVELOPMENT OF THE BUSINESS

History

History from Incorporation to December 31, 2019

NexTech was incorporated on January 12, 2018.

On February 15, 2018, NexTech completed a private placement of convertible debentures in the principal amount of $250,000. Each convertible debenture was convertible into NexTech Shares at a price of $0.05 per share until February 15, 2019 or otherwise converted automatically, and without further action of the holder, into NexTech Shares immediately prior to NexTech listing on the CSE. In connection with the issuance of the foregoing convertible debentures, NexTech issued 5,000,000 common share purchase warrants. Each warrant entitled the holder to acquire an additional NexTech Share at a price of $0.05 per share for a period of 12 months after the date of issuance, with the expiry date being subject to acceleration in certain circumstances.

On March 14, 2018, NexTech entered into a license agreement with ARHT Media Inc. granting NexTech and exclusive license to use of patents related to holograms and AR.

On March 20, 2018, NexTech entered into an assignment and purchase agreement with Future Farm Technologies Inc. and AR E1 LLC to purchase the App Portfolio and an exclusive worldwide license to use patents relating to advertising technology, direct response advertising, branded entertainment, gaming and an AR platform. NexTech issued 13,000,000 NexTech Shares to Future Farm Technologies Inc. and 3,775,000 NexTech Shares AR E1 LLC at a price of $0.25 per share as consideration. The App Portfolio consisted of a diverse group of gaming self-help education and learning apps.

On March 29, 2018, NexTech completed a private placement of 11,213,600 units at a price of $0.25 per unit for gross proceeds of $2,803,400. Each unit was comprised of one NexTech Share and one common share purchase warrant. Each warrant entitled the holder to purchase one additional NexTech Share at a price of $0.50 per share for a period of 24 months from the date of issuance, with the expiry date being subject to acceleration in certain circumstances.

On May 17, 2018, NexTech entered into an exclusive license agreement with edCetra Training Inc. a company owned by Reuben Tozman, a former director and officer of NexTech. The license agreement allows for a copy of source code for eLearning capabilities. NexTech issued 100,000 NexTech Shares as consideration to Mr. Tozman. In addition, NexTech had the option to purchase the entire edCetra business and its intellectual property for a period of 12 months for an additional 100,000 NexTech Shares and the option engage Mr. Tozman as a consultant for $3,000 per month.

On May 23, 2018, NexTech entered into its first AR virtual showroom agreement with, Team One Motorcars, LLC, a U.S. based pre-owned luxury car dealer. Pursuant to the agreement, NexTech agreed to work with the car dealer to create an AR virtual showroom to sell its cars, with customers using their smartphone screens to view lifelike 3D models superimposed on their view of the real world.

On June 21, 2018, NexTech entered into an arrangement agreement with Future Farm Technologies Inc. pursuant to which the parties agreed to proceed with the plan of arrangement under Part 9, Division 5 of the BCBCA involving Future Farm Technologies Inc. and NexTech pursuant to which Future Farm Technologies Inc. effectively spun-out 11,000,000 of its NexTech Shares on a pro rata basis to shareholders of Future Farm Technologies Inc. (the “Arrangement”).

On August 10, 2018, NexTech showcased its holographic teleportation equipment at the New Balance “Rewind to the 90’s Experience” themed museum installation in Los Angeles. The New Balance event celebrated the global launch of the New Balance X-90 Knit sneaker that combined the best of the 90s with 2018 street style.

On August 29, 2018, the ARitize™ App went live and became available for download in the iTunes Store.

On August 31, 2018, NexTech and Future Farm Technologies Inc. completed the Arrangement.

On September 18, 2018, NexTech licensed the ARitize™ App to GWN Events. With international reach, GWN Events is an expert in developing and managing innovative event experiences, from grassroots to the global stage. GWN Events owns, produces, and executes events across North America.

On September 24, 2018, NexTech appointed Mr. Reuben Tozman as Chief Operating Officer of NexTech.

On October 3, 2018, NexTech AR Solutions USA LLC was incorporated as a wholly owned subsidiary of NexTech under the laws of the State of Delaware.

On October 31, 2018, NexTech Shares commenced trading on the CSE under the trading symbol “NTAR”.

On November 19, 2018, NexTech Shares were listed on the Frankfurt stock exchange under the trading symbol “N29”.

On December 3, 2018, NexTech exercised its option to acquire the edCetra on-line learning technology from Mr. Reuben Tozman (the COO and a director of NexTech at such time) for 300,000 NexTech Shares at $0.38 per share.

On January 7, 2019, NexTech entered into an agreement with Reuben Tozman, (the COO and a director of NexTech at such time), and Evan Gappelberg, CEO to purchase all of the shares of AR Ecommerce LLC from for 2,000,000 NexTech Shares at a price of $0.81 per share. AR Ecommerce LLC’s business consists of offering online vacuum cleaner ecommerce brands and selling high end residential vacuums, accessories and parts. The acquisition was completed on January 14, 2019 and AR Ecommerce, LLC became a wholly owned subsidiary of NexTech.

On February 5, 2019, NexTech announced that the accelerated expiry date of all the outstanding warrants issued pursuant to the private placement completed on March 29, 2018.

On February 6, 2019, NexTech acquired Hootview.com in consideration for $85,664. The technology provides 3D and 360-degree product photography, spin and zoom technology to online retailers. The platform offers 360-degree photogrammetry, or the ability to turn a 2D image into a 3D object that can be rotated for full product view.

On March 7, 2019, NexTech raised $1,464,000 from the exercise of 2,929,200 warrants during the previously announced 30-day accelerated exercise period.

On March 11, 2019, NexTech Shares commenced trading on the OTCQB Market under the trading symbol “NEXCF”.

On April 4, 2019, NexTech entered into an agreement with Block Scientific, a clinical laboratory equipment company, to provide 3D product models through its AR eCommerce platform.

On April 11, 2019, NexTech acquired Infinite Pet Life for the purchase price of US$1,850,000. Infinite Pet Life is a provider of anti-aging supplements for pets that promote better joint and gut health.

On April 12, 2019, NexTech announced the formation of AR Studios in Hollywood, California. The studio has created a proprietary entertainment venue for which it is producing immersive content using AR as the primary display platform.

On July 19, 2019, NexTech completed a private placement of 1,006,666 units at a price of $0.60 per share for gross proceeds of $664,000. Each unit consisted of one NexTech Shar and one-half of one transferable common share purchase warrant of the Company. Each warrant is exercisable into one additional NexTech Share at a price of $0.70 per share for a period of two years, subject to accelerated expiry provisions.

On July 19, 2019, NexTech issued $985,500 worth of secured convertible debentures bearing an interest rate of 9% per annum (non-compounded) and maturing 36 months from the date of issuance. NexTech had the option to pay down the amount of the principal and interest in cash and/or Common Shares at a conversion price of $0.60 per share. NexTech could, at any time, prepay all portion of the principal subject to a 15% prepayment penalty payable in cash. In connection with the debenture offering, NexTech also issued a total of 1,642,500 warrants. Each warrant entitles the holder to acquire one NexTech Share at an exercise price of $0.70 per share for a period of two years from issuance, subject to accelerated expiry provisions.

On August 16, 2019, NexTech completed a private placement of 1,936,299 units at a price of $0.60 per unit for gross proceeds of $1,161,780. Each unit consisted of one NexTech Share and one-half of one transferable common share purchase warrant. Each warrant is exercisable into one additional NexTech Share at a price of $0.70 per share for a period of two years, subject to accelerated expiry provisions.

On September 19, 2019, NexTech hired Barry Sandrew as Executive Producer of its AR Studios in Hollywood California. Mr. Sandrew held the position until February 2020. The studio is producing immersive AR content and applications for its proprietary location-based entertainment venue called Presence™.

On September 24, 2019, NexTech announced the launch of its self-service 3D AR publishing platform called ARitize™. The platform is deigned to optimize conversions, reduce returns, and increase sales leads with one easy-to-use AR platform for eCommerce.

On October 10, 2019, NexTech appointed Kashif Malik, CPA, CA as Chief Financial Officer upon accepting the resignation from the former CFO David Miles. Reuben Tozman also resigned as director and COO of the Company.

On November 22, 2019, NexTech completed a private placement of 4,000,000 units at a price of $0.75 per unit for gross proceeds of $3,000,000. Each unit consisted of one NexTech Share and one transferable common share purchase warrant of the Company. Each warrant is exercisable into one additional NexTech Share at a price of $0.93 per share for a period of two years, subject to accelerated expiry provisions.

On November 25, 2019, the Company changed its financial year end from May 31 to December 31.

History Subsequent to the Year Ended December 31, 2019

On January 22, 2020, NexTech released VRitize, a virtual reality product. VRitize enhances the Company’s product offerings and targets the virtual commerce (V-commerce) market. This product allows for customers to visit virtual stores while reducing marketing costs and returns. This product further leverages 3D assets already created by the Company for AR.

On February 4, 2020, NexTech launched 3D/AR-360 Advertising Platform, an end-to-end solution allowing NexTech to leverage its 3D asset creation into 3D/AR ads. This product targets advertisers and brands and allows them to create AR advertisements across all browsers and devices.

On April 30, 2020, the Company acquired 100% of the outstanding shares of Jolokia Corporation (“Jolokia”) in consideration for 1,000,000 NexTech Shares and up to US$4m worth of future NexTech Shares contingent on product revenues generated by Jolokia’ learning experience platform. Jolokia is a video first learning experience platform. The shares are restricted and equally become free trading over a twelve-month period. The contingent consideration arrangement consists of additional share payments to the selling shareholders for attainment of specific revenue and profitability metrics in the year following the acquisition.

On May 5, 2020, the Company extinguished the convertible debenture issued on July 19, 2019 by converting the remaining principal balance of $739,125 and accrued interest of $2,741 into 1,236,444 NexTech Shares. The extinguishment was subject to a 15% cash prepayment penalty of $158,384. Of this extinguishment, $492,750 of principal and $1,828 of accrued interest were converted into 824,296 NexTech Shares which were issued to Evan Gappelberg and the Company also paid a $105,589 cash pre- payment penalty were issued and paid to Mr. Gappelberg.

On June 4, 2020, NexTech launched the ARitize360 App for download for iOS and Android. This technology makes 3D augmented reality creation accessible to everyone who owns a smartphone and for any product. This allows for 3D asset creation at scale which can be leveraged across our omni channel offerings including advertising and e-commerce.

On June 19, 2020, NexTech completed a private placement of 1,528,036 units of the Company at a price of $2.10 per unit for gross proceeds of $3,208,876. Each unit consisted of one NexTech Share and one- half of one transferrable common share purchase warrant of the Company. Each warrant is exercisable into one additional NexTech Share at a price of $3.00 per share for a period of two years, subject to accelerated expiry provisions.

Significant Acquisitions

The Company did not complete any significant acquisitions during the seven months ended December 31, 2019.

DESCRIPTION OF THE BUSINESS

General

NexTech is a provider of AR solutions. NexTech’s solutions provide customers with critical functionality needed to provide 3D AR immersive experiences as opposed to experiences in 2D formats. NexTech’s solutions can be used across many verticals and is currently being utilized in e-commerce, Virtual Events, learning and training, digital advertising and entertainment. NexTech’s product and service offerings allow its customers to deliver photo-realistic, volumetric 3D AR at scale for mass adoption. With the Company’s ARitize360 application, NexTech further gives the ability to anyone with a smartphone to capture and create 3D objects.

NexTech’s business was founded on the premise that the future of digital experiences and content will include AR. We believe that there will be increased demand for 3D volumetric objects, content and experiences as the world continues to grow into a global interconnected digital universe.

Summary - NexTech’s Solutions

NexTech has developed and continues to innovate on a proprietary AR platform which helps democratize the development and display of AR content. This technology stack covers the pipeline of an AR experience from creating 3D models, through to distributing AR experiences to wide audiences while keeping the barriers of entry to this technology as low as possible without compromising quality and innovation.

The NexTech’s technology stack is best described as having six (6) distinct parts. NexTech’s technology stack includes the following core elements:

1.	ARitize360 App

2.	ARitize™ App

3.	ARitize™ for eCommerce (web based AR for commerce)

4.	AR 3D Ads (online display ads in 3D and AR)

5.	AR University App

6.	InfernoAR Platform

1. ARitize360 App

The “ARitize360 App” is a mobile app available for Android and iOS devices that enables users to use their smart phone to scan a real-world object and transform it into a photo-realistic 3D model for use with the other components of NexTech’s technology.

In a simple three step process, users can essentially take a scan of an object and upload it to NexTech to have the 3D model created using our technology stack in-house. This is a cloud processing environment that provides the maximum amount of processing power and keeps this strain off of the user’s mobile device.

When the 3D model is ready, the user will have access to it from within NexTech’s online platform. The user can conveniently make decisions on whether to use it within other NexTech AR services such as a Native AR Experience in the ARitize™ App, AR 3D Ads, ARitize™ for eCommerce, and/or Virtual Events.

The pricing model for this app and service are based on a software as a service (SaaS) subscription with additional a-la-carte services available to keep the cost of 3D model generation to a minimum while keeping the flexibility of a self-serve environment and convenient access to use the 3D model in other NexTech AR platform tools.

2. ARitize™ App

The “ARitize™ App” is a mobile app that enables a user to view and experience AR content by running immersive, Native AR Experiences built and published using development tools designed for the popular game development software, Unity and hosted on the NexTech AR content delivery network for high- availability access across the world. The ARitize™ App is free to download for Android and iOS devices and is a public space for users to enjoy triggering AR experiences made by a combination of developers and corporate entities.

The tools for developing AR experiences for the ARitize™ App consist of a plugin for Unity. This plugin gives developers of varying skill levels access to a feature rich, pre-built, easy to use set of AR specific tools that will function within the ARitize™ App. As well, the plugin simplifies publishing finished AR experiences to the ARitize™ App for use and sharing publicly or within specific communities. The plugin has a rich documentation site with numerous samples to help get developers up to speed with its features.

3. ARitize™ for eCommerce

“ARitize™ for eCommerce” is a component of the NexTech AR platform, and is a powerful end-to-end AR platform designed specifically to increase online sales for users’ ecommerce websites. It allows the user to engage, convert and drive sales for brands, distributors, and ecommerce vendors. The ARitize™ for eCommerce tools give users the unique ability to embed a 3D model in a product page on an ecommerce website. This embedded experience, once rendered in a shopper’s browser, will provide a 3D model experience that a shopper can easily manipulate and explore. On a mobile browser, if the device contains the right set of sensor and access to them, the experience is rendered as an app-less AR visualization of the product.

The ARitize™ for eCommerce tools provides users with a 3D web AR experience to create exciting and compelling shopping experiences to increase customer interaction and enhance conversion rates and sales. NexTech’s AR solutions are viewer ready and can be experienced in any regular browser without having to download any special software or apps.

With 3D and AR, shoppers can see and experience products from every angle before they buy the product. In particular, shoppers have the ability to zoom in on products, and they can examine the smallest of details and product features.

Pairing the power of the ARitize360 App, and its photo-realistic capture of products with the simplicity and ease of the ARitize™ for eCommerce embedded experience, brands, distributors, and ecommerce provides vendors with the ability to manage their catalog of 3D products.

In connection with NexTech’s ARitize™ for eCommerce product offering, NexTech also provides users with a powerful analytics dashboard to track and measure return on investment (ROI). Vendors can view and track any increased product engagement and interaction, add to cart rates and new revenue generation— in real-time. Example of the analytics dashboard is set out below:

4. AR 3D Ads

The Company’s AR 3D Ad unit is an HTML5 banner ad. HTML5 is the latest version of Hypertext Markup Language, the code that describes web pages. A banner ad is an advertisement displayed into a web page. The advertisement consists of an image and can be static or animated, depending on the technology used to make them. Banner ads are intended to generate traffic to a website by linking to it. The script for the AR 3D Ad unit is generated from the NexTech AR platform. The banner ad is available in all possible ad unit sizes (ideally best viewed in sizes large enough for a user to interact with the 3D asset in the banner). The AR 3D Ad unit leverages the Company’s ARitize™ for eCommerce technology as well as remotely hosted 3D assets on the NexTech content delivery network to provide a uniquely engaging ad unit. The AR 3D Ad unit allows users on mobile devices to pull the object in the ad off the screen an into their own environment using AR. This unique experience promotes longer engagement time and interactivity with potential customers directly within the ad unit.

The AR 3D Ad unit contains a 3D model that can be manipulated easily by the user. The 3D asset will “shrink” into view when loaded and will spin until interacted with by the user. When viewed on a mobile device, a button will appear that will allow the user to pop-out an AR experience with the 3D asset. The pop-out action opens a new tab or window in the browser and will ask the user permission to allow use of their device’s camera, and orientation controls to power the browser-based AR experience. AR controls include, close window, take a picture, positioning controls for the 3D asset, and a custom call to action (CTA) message.

NexTech’s 3D AR Ad units can be used with other Demand Side Platforms (DSPs) but NexTech AR also has a full-featured programmatic DSP. A DSP is a piece of software used to purchase advertising in an automated fashion. DSPs are most often used by advertisers and agencies to help them buy display, video, mobile and search ads. This feature-rich and robust platform has targeting options, bidstream data, bidding rules, and instant analytics. Tools include campaign manager, creative library, site filtering rules, retargeting, segmentation, geo-fencing, media planning, and bidding autopilot. These tools allow the campaign manager to optimize the ad spend for highly targeted goals. Detailed reporting and live campaign limit reporting are available as well as real-time optimization throughout the lifecycle of the campaign.

3D models created with ARitize360 can easily be embedded to AR 3D Ad using the NexTech AR platform.

5. AR University

The NexTech AR platform allows users to design, build and publish Native AR Experiences for delivery through a learning platform. These unique learning experiences provide students the opportunity to learn through pre-recorded AR learning objects on their smart phones, tablets and AR headsets.

Due to the unique 3D volumetric learning experience made available through NexTech’s Native AR Experiences, learners are quick to engage and adopt this learning style as the courseware is built to be delivered “around” them. Coupled with this, the learner has access to related content that surrounds the AR experience such as video and document content that adds to the learning experience. Learners become key participants to the learning experience which is in steep contrast to exiting learning solutions and modalities.

The AR University leverages the same technology as the existing ARitize™ App but adds an additional component of the NexTech AR platform that allows learning content administrators to group content, add additional content types including video and documents, and manage user accounts.

The AR University includes such features as:

●	Custom branded landing screens for brand activations

●	User access controls

●	User grouping

●	Content assignment controls

The AR University model offers customers a modular 3D education & training platform with on-demand product knowledge available anytime, anywhere, on any device. The steps are as follows:

Phase I: Enterprise focused

●	Creating an adaptive portal for education and training using AR 3D learning objects and programs.

Phase II: Open Up the University to the consumer

●	The AR University offers a modular on demand learning environment using 3D AR Objects where the user can interact and explore the subject matter in the privacy of their own home but as if the object is there with them.

●	If a brand is the focus of the AR University then a learn and earn model would be implemented around the brand.

●	The brand would contract with our agency and be able to regularly update the content and charge for premium content.

●	NexTech can create relevant content and charge for premium content.

●	NexTech charges a fee for all paid for content created by the brand and NexTech charges a higher fee for all original content it creates.

6. InfernoAR Platform

The “InfernoAR Platform” is an AR enhanced Virtual Events platform that allows users to create events using a robust set of event types and tools. The tools allow event organizers to fully brand an experience for attendees from the registration email right down the follow up survey. Each view of the system is customizable and can be modified to suit the needs of any Virtual Event. An InfernoAR Platform Virtual Event is built using smaller events grouped together and arranged to suit the purpose. These are the building blocks; live streamed video sessions, on-demand video, AR enhanced video, collaborative meetings.

This feature-rich InfernoAR Platform is ideal for events such as:

●	Virtual Conferences: Host conferences, corporate and networking events, with excellent production and robust interactive features.

●	Virtual Trade Shows: Set-up an event with virtual booths, registration, keynotes and product demos just like in real life.

●	Virtual Product Tours: Enable each attendee to interact with a product demo using AR.

●	Virtual Education: Increase your audience’s knowledge and skills, with virtual labs, courses, quizzes, rewards and one-of-a-kind AR features.

●	Webcasts and Webinars: Reach thousands of people with scalable state-of-the-art video streaming, in a public or private ecosystem.

●	Panels from Home: Record meetings and panels that can be streamed and replayed on demand.

An example of InfernoAR Platform statistics is set out below:

NexTech’s robust webcast solutions, powered by the InfernoAR Platform, makes it possible for users to broadcast their latest innovations to their investors, team members, or fans. The InfernoAR Platform allows users to apply the user’s branding to NexTech’s online events environment, create excitement and measure attendance and success.

The InfernoAR Platform enables video experiences and other live events in one simple interface that targets all of a user’s work-from-home, corporate meetings, school classes and lectures, product demonstrations, and trade show needs. The InfernoAR Platform and real-time subtitles can also be used in over 60 languages. Other features of and uses for the InfernoAR Platform include:

o	Integration to Standard Collaboration tools: The InfernoAR Platform allows users to extend Zoom, Google Meet, Webex or Microsoft Teams meeting invitations out to up to 100,000 people concurrently with a Q&A function on the InfernoAR Platform. Users can also launch a zoom meeting from within the InfernoAR Platform, upload a recorded zoom meeting and make it searchable with closed captioning on 64 languages.

o	Online Trade Shows: The InfernoAR Platform combines various functions in a single point solution including interface customization, planning and pre-event registrations, and keynotes and speakers’ schedules. The InfernoAR Platform allows the users to stream high-quality videos in real-time to thousands of users, with unique interactive features like panels, instant messaging, AR product demos. Constant updates and continuing education is also possible with the InfernoAR Platform.

o	Next-Level Product demos: If a user is delivering its live content on a booth or breakout session as a presenter, attendees can use the Company’s app to scan a quick response (QR) code and access the exact same product sample in the comfort of their home or remote location by casting 3D holograms into their environment. This function allows thousands of attendees to pinch, rotate, zoom, cast a user’s products in their place and explore them from all angles at the same moment.

o	Augmented physical presence: The AR webcast function of InfernoAR Platform provides many possibilities for customer and user interaction. For example, a user might want to add an AR component to a physical event, to reach a larger audience of guests who could not personally attend. A user’s booth or stage can then be visited by local and remote attendees, and both can use the QR code to cast an object and experience it the way they like.

o	Training and Workshops: The InfernoAR Platform can be used to host classes online and build a progressive training plan with milestones, completion certificates and rewards. Users can create excitement with programmed webcasts and guest coaches and measure their success and completion rates. The InfernoAR Platform was built to address the problem of engagement and cost, for enterprises that use video for training, corporate communications, and marketing. The InfernoAR Platform was designed from the ground up to make live or on-demand video easy and to keep remote audiences engaged and ensure training is meaningful using instream quizzes and certifications.

o	Online Certification: Use live or on demand videos with in-stream quizzes and completion certificates. User can track their attendances and completion rates with the Company’s analytics.

In product training sessions, AR can be used to demo a product in a webcast, but also to allow attendees to beam a 3D hologram into their own space, experiencing it their own way.

Other E-commerce Platforms

NexTech’s business strategy has been to create new products, marketplaces and platforms organically or through acquisition. As NexTech developed and built its AR solutions it also targeted and acquired other various e-commerce platforms. NexTech also owns the following platforms and marketplaces

1.	vacuumcleanermarket.com: A vacuum cleaner retailer focused on high-end residential vacuums, supplies, and parts through their retail location and inline sales channels.

2.	infinitepetlife.com: A health food supplement for animals through online sales channels.

3.	hootview.com: A platform providing 3D and 360-degree product photography, in conjunction with spin and zoom technology to online retailers through their website.

NexTech has operationalized these platforms with its technology solutions. NexTech offers an opportunity across the consumer journey starting with 3D AR advertisements, leading you to e-commerce platforms with AR products, while “walking” into a visiting a virtual store.

Principal Markets & Customers

NexTech’s solutions can be utilized across a vast number of market segments and verticals. The initial primary markets targeted are retail, consumer brands, education and entertainment across North America, Europe and English-speaking countries. As the Company’s technology has been adopted, NexTech has several enduring use cases that have pointed to further market segments including consumer packaged goods, education and training, professional speakers & authors, political candidates, faith groups, medical, health & wellness.

Distribution Methods

The majority of NexTech’s sales originate from the Company’s direct sales channel. NexTech’s direct sales force is currently located in North America and Europe. The Company’s sales personnel are equally focused on the management of existing accounts and sales to new customers.

The Company’s sales representatives tasked with new customer acquisition have expertise in the vertical markets specific to the target customers and their region. In addition to the Company’s direct sales channel, NexTech has employees and contractors, referred to as “industry principals”, who are specialized experts and thought leaders in the markets the Company serves. These individuals provide NexTech’s current and target customers with expert perspectives on process innovation and leading technology trends within their industries, which can increase our prospects’ confidence.

NexTech continues to develop our partner ecosystem to further scale business and expand the Company’s solutions into new and existing target markets. NexTech’s ideal partners are trusted advisors in the industry.

Productions and Services

In certain situations, NexTech provides professional services to customers. These can include designing, building and publishing AR content for our customers. Professional services work closely with customer support services, which take over after the solution has been delivered to a customer and is in use.

Specialized Skill and Knowledge

The Company employs individuals with a wide range of professional and technical skills, and expertise in the course of pursuing and executing its business strategy. In addition, the Company has access to various specialized consultants to assist in areas where full time employees are not required. These professional skills include, but are not limited to, AR development, mobile app development, web services development, environmental/social, financial and business skills, which are widely available in the industry.

Drawing on significant experience in the technology business, NexTech believes management has a demonstrated track record of bringing together all of the key components required for a technology company, such as strong technical skills, expertise in planning and financial controls, ability to execute on business development opportunities, capital markets expertise, and significant entrepreneurial experience which provides the foundation for NexTech to effectively identify, evaluate and execute on value added initiatives.

Competitive Conditions

NexTech’s business plan leverages an early, first mover advantage in the AR market to target various market segments, including training and development, branding and marketing and advertising. NexTech is competitively positioned to use this early success to enter adjacent markets with a proven track record of success.

While the Company does not believe that any specific competitor offers the distinct value proposition and integrated capabilities that NexTech offers, the market that makes up AR and Virtual Events industry is rapidly evolving and highly competitive. NexTech notably competes with digital experience agencies, 3D asset creators and libraries and video conferencing providers.

NexTech has identified the following entities as the key competitors in the AR industry. All information below is estimated and based on NexTech’s knowledge, information and belief unless otherwise stated.

●	Snap Inc. (NYSE: SNAP) is an American camera and social media company using AR filters and “lenses” within social media.

●	WiMi Hologram Cloud Inc. (NASDAQ: WIMI) is a Chinese company. Builder and developer of holographic content with an extensive portfolio including 4,654 AR holographic contents

●	Zoom Video Communications, Inc. (NASDAQ: ZM) an American communications technology company providing video conferencing.

NexTech has a technology stack for the publishing and distribution of AR across all verticals which is currently being utilized in e-commerce, Virtual Events, learning and training, digital advertising and entertainment. The Company is also unaware of a company that offers technology to anyone with a smartphone to capture and create 3D objects with photo-realistic, volumetric 3D AR at scale for mass adoption. As adoption increases, NexTech intends to point its considerable technology and business development teams to adjacent market segments and continue to scale.

Intangible Assets and Goodwill

NexTech has acquired the following intangible assets as its business has grown. Intangible assets are recognized and measured at cost. Intangible assets with finite useful lives are amortized using the straight- line method over the useful life of the asset. The Company conducts an annual assessment of the residual balances, useful lives and amortization methods being used for intangible assets and any changes arising from the assessment are applied by the Company prospectively. The following table presents the Company’s assessment of the useful lives of intangible assets:

Licenses	5 years
Website	10 years
Customer relationships	10 years
Supplier relationships	10 years
Trademarks	4 years

Goodwill represents the excess of the value of the consideration transferred over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates.

Intellectual Property

NexTech’s intellectual property rights are important to its business. In accordance with industry practice, the Company protects its proprietary products, technology and its competitive advantage through a combination of contractual provisions and trade secrets, patents, copyright and trademark laws in Canada, and the United States and other jurisdictions in which we conduct our business NexTech also has confidentiality agreements, assignment agreements and license agreements with employees and third parties, which limit access to and use of our intellectual property.

In the early stage of the Company’s business and development, the Company acquired and entered into licensing agreements that gave NexTech access to underlying patents and patent pending technology as well as the App Portfolio. The history of these agreements can be found within the “General Development of the Business - History” section above. These agreements include the licensing agreement with ARHT Media Inc; the assignment and purchase of the licenses and App Portfolio from Future Farm Technologies Inc. and AR E1 LLC; and the edCetra licensing agreement. As the Company continued to develop its stack of technology and formulate innovative solutions, NexTech determined that its internally developed technology provided a broader omni-channel experience and as a result NexTech focused its efforts away from those legacy agreements, acquired licenses, and the acquired App Portfolio. NexTech continues to invest in our research and development and build on our intellectual property.

NexTech’s software includes software components licensed from third parties including open source software. The Company believes that it follows industry best practices for using open source software. NexTech also believes that replacements for third party licensed software are available either on an open source basis or on commercially reasonable terms.

Cycles

Based on the Company’s history and information available to date, NexTech has not been able to identify any seasonality of cycles within our business. The length of our sales cycle depends on the size and complexity of our customers.

Economic Dependence

NexTech’s revenues are well diversified, with no concentration in any one particular customer. For the seven months ended December 31, 2019, no individual customer accounted for greater than 10% of revenue.

Employees

As at December 31, 2019, NexTech had 32 employees and consultants. Facilities

NexTech is based out of Vancouver and Toronto Canada and also has offices in the United States. NexTech does not own any real property. NexTech’s current facilities are adequate to meet ongoing needs and if the Company requires additional space, NexTech will seek to obtain additional facilities on commercially reasonable terms at such time.

RISK FACTORS

An investment in NexTech Shares involves significant risks. Investors should carefully consider the risks described below and the other information elsewhere in this AIF, including Management Discussion and Analysis and our annual consolidated financial statements and related notes. NexTech operates in rapidly changing economic and technological environments that present numerous risks, many of which are driven by factors that NexTech cannot control or predict. The risks and uncertainties described below are not the only ones NexTech faces. Additional risks and uncertainties not presently known to NexTech or that NexTech currently considers immaterial may also impair our business and operations and cause the trading price of NexTech Shares to decline. If any of the following risks or other risks occur, our business, prospects, financial condition, results of operations and cash flows could be materially adversely impacted. In that event, the trading price of NexTech Shares could decline and investors could lose all or part of their investment in NexTech Shares. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the below described or other unforeseen risks. See “Forward-Looking Information” at the beginning of this Annual Information Form for additional risks.

General

The principal risks and uncertainties are summarized below. These do not necessarily comprise all of those that are potentially faced by NexTech and are not intended to be presented in any assumed order of priority. The Directors believe that, in particular, readers of this report should be aware of these risks and uncertainties, and that the Directors take reasonable steps to mitigate and minimize the impact of the risks. However, these risks cannot be eliminated entirely.

Risks Relating to Our Business

The COVID-19 Pandemic is affecting our business, operating results and financial condition and this adverse affects could be material.

On March 11, 2020, COVID-19 was characterized as a pandemic by the World Health Organization. The spread of COVID-19 has significantly impacted the global economy. We are closely monitoring the potential effects and impact on our operations and financial performance; however, the extent of impact is difficult to fully predict at this time due to the rapid evolution of this uncertain situation. We are conducting business with substantial modifications to employee travel, employee work locations and virtualization or cancellation of all sales and marketing events, along with substantially modified interactions with customers and suppliers, among other modifications. We will continue to actively monitor the impact of the COVID-19 pandemic on all aspects of our business, including customer purchasing decisions, and may take further actions that alter our business operations as may be required by governments, or that we determine are in the best interest of our employees, customers, partners, suppliers, and shareholders. It is uncertain and difficult to predict what the potential effects any such alterations or modifications may have on our business including the effects on our customers and prospects, or our financial results and our ability to successfully execute our business strategies and initiatives.

The impact of the COVID-19 pandemic on our operational and financial performance will depend on certain developments, including the duration and spread of the virus, the impact on our customers and our sales cycle, the impact on business development and marketing activities, potential delays in customer deployment projects and activities, and the impact on our vendors and partners, all of which are uncertain and cannot be predicted. The extent to which the COVID-19 pandemic may impact our financial position or results of operations is uncertain. Due to our service offerings to enhance remote working and commerce we have not experienced a significant decline in revenue, but any impact, if at all, may not be fully reflected in our results of operations until future periods.

If we are unable to attract new customers or sell additional products to our existing customers, our revenue growth and profitability will be adversely affected.

To increase our revenue and achieve and maintain profitability, we must regularly add new customers or sell additional solutions to our existing customers, which we plan to do. Numerous factors, however, may impede our ability to add new customers and sell additional solutions to our existing customers, including our inability to convert companies that have been referred to us by our existing network into paying customers, failure to attract and effectively train new sales and marketing personnel, failure to retain and motivate our current sales and marketing personnel, failure to develop relationships with partners or resellers and/or failure to ensure the effectiveness of our marketing programs. In addition, if prospective customers do not perceive our solutions to be of sufficiently high value and quality, we will not be able to attract the number and types of new customers that we are seeking.

We encounter long sales cycles, particularly with our larger customers, which could have an adverse effect on the amount, timing and predictability of our revenue.

The length of our sales cycles also varies depending on the type of customer to which we are selling, the product being sold and customer requirements. We may incur substantial sales and marketing expenses and expend significant management effort during this time, regardless of whether we make a sale. Many of the risks relating to sales processes are beyond our control, including:

●	our customers’ budgetary and scheduling constraints;

●	the timing of our customers’ budget cycles and approval processes;

●	general economic conditions (ex. COVID-19)

Our results from operations may vary and depending on the product when we can recognize revenue.

Downturns or upturns in new sales will not be immediately reflected in operating results and may be difficult to discern.

A significant majority of our costs are expensed as incurred, while revenues are recognized over the life of the customer agreement. As a result, increased growth in the number of our customers could result in our recognition of more costs than revenues in the earlier periods of the terms of our agreements. Subscription products also makes it difficult for us to rapidly increase our revenues through additional sales in any period, as revenues from these customers must be recognized over the applicable subscription term.

Our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts which could cause our share price to decline.

Our quarterly revenue and results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our common shares could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including, but not limited to, those listed below:

●	demand for and market acceptance of our products;

●	the mix of products, and solutions sold during a period;

●	our ability to retain and increase sales to customers and attract new customers;

●	the timing of product deployment which determines when we can recognize the associated revenue;

●	the strength of the economy;

●	competition, including entry into the industry by new competitors and new offerings by existing

●	competitors;

●	the amount and timing of expenditures related to expanding our operations, research and development or introducing new solutions; and

●	changes in the payment terms for our solutions.

Due to the foregoing factors, and the other risks discussed in this Annual Information Form, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

We have incurred operating losses in the past and may incur operating losses in the future.

We were incorporated in 2018. We are therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of significant revenues. There is no assurance that we will be successful in achieving a return on shareholders’ investment and likelihood of success must be considered in light of the early stage of operations.

If we are unable to develop new products and services, sell our solutions into new markets or further penetrate our existing markets, our revenue will not grow as expected.

The software industry is subject to rapid technological change. Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to enhance and improve our solutions, to introduce new features and services in a timely manner, to sell into new markets and to further penetrate our existing markets. The success of any enhancement or new feature or service depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or new feature or service. Any new feature or service we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate significant revenue. Any new markets into which we attempt to sell our solutions, including new vertical markets and new countries or regions, may not be receptive. If we are unable to successfully develop or acquire new features, products or services, enhance our existing product or services to meet customer requirements, sell products and services into new markets or sell our product and services to additional customers in our existing markets, our revenue will not grow as expected. Moreover, we are frequently required to enhance and update our product and services as a result of changing standards and technological developments, which makes it difficult to recover the cost of development and forces us to continually qualify new features with our customers.

Our inability to assess and adapt to rapid technological developments could impair our ability to remain competitive.

The industry in which operate is evolving at a rapid pace. Our ability to attract new customers and increase revenue from customers will depend in significant part on our ability to anticipate industry changes and to continue to enhance offer solutions or introduce or acquire new solutions on a timely basis to keep pace with technological developments. The success of new solution depends on several factors, including the timely completion and market acceptance of the enhancement or new solution. Any new solution we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue.

Downturns in general economic and market conditions and reductions in spending may reduce demand for our solutions, which could negatively affect our revenue, results of operations and cash flows.

Recent events in the financial markets have demonstrated that businesses and industries throughout the world are very tightly connected to each other. Thus, financial developments seemingly unrelated to us or to our industry may materially adversely affect us over the course of time. Volatility in the market price of our common shares due to seemingly unrelated financial developments could hurt our ability to raise capital for the financing of acquisitions or other reasons. Any of these events, or any other events caused by turmoil in world financial markets, may have a material adverse effect on our business, operating results, and financial conditions.

We are subject to fluctuations in currency exchange rates.

We report our financial results in Canadian dollars. However, as we anticipate our international business will grow, the percentage of our revenue received in foreign currencies will likely increase. Accordingly, we are subject to, and may increasingly be subject to, currency fluctuations that may, from time to time, affect our financial position and performance. Further, a significant amount of our expenses are paid in U.S. dollars. As a result, we are exposed to currency risk on these transactions. Any fluctuation in the exchange rate of these currencies may negatively impact our business, financial condition and operating results.

The markets in which we participate may become competitive, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.

The AR industry is still awaiting mass adoption and as acceptance increases more competitors may emerge and offer solutions that may impede on our continued growth.

If we fail to retain our key employees, our business would be harmed and we might not be able to implement our business plan successfully.

Given the complex nature of the technology on which our business is based and the speed with which such technology advances, our future success is dependent, in large part, upon our ability to attract and retain highly qualified managerial, technical and sales personnel. Competition for talented personnel is intense, and we cannot be certain that we can retain our managerial, technical and sales personnel or that we can attract, assimilate or retain such personnel in the future. Our inability to attract and retain such personnel could have an adverse effect on our business, results of operations and financial condition.

Our general compensation program includes stock options, which are important tools in attracting and retaining employees in our industry. If our stock price performs poorly, it may adversely affect our ability to retain or attract employees. We continually evaluate our compensation practices and consider changes from time to time, such as reducing the number of employees granted equity awards or the number of equity awards granted per employee and granting alternative forms of stock-based compensation, which may have an impact on our ability to retain employees and the amount of stock-based compensation expense that we record. Any changes in our compensation practices or those of our competitors could affect our ability to retain and motivate existing personnel and recruit new personnel.

Our growth is dependent upon the continued development of our direct sales force.

We believe that our future growth will depend on the continued development of our direct sales force and their ability to obtain new customers, particularly large enterprise customers, and to manage our existing customer base. Our ability to achieve significant growth in revenue in the future will depend, in large part, on our success in recruiting, training and retaining a sufficient number of direct sales personnel. New sales personnel require significant training. If we are unable to hire and develop sufficient numbers of productive direct sales personnel, sales of our software and services will suffer and our growth will be impeded.

Management

We are dependent upon the personal efforts and commitment of its management, which is responsible for the development of future business. To the extent that management’s services would be unavailable for any reason, a disruption to the operations of NexTech could result, and other persons would be required to manage and operate NexTech. We are dependent on a relatively small number of key officers, consultants and employees, the loss of any of whom could have an adverse effect on our business. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon NexTech’s success.

Market Risks for Securities

The market price of Common Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of the Company, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Company, general economic conditions, legislative changes and other events and factors outside of the Company’s control.

Dilution

The Board may grant stock options or approve other convertible securities pursuant to which additional Common Shares may be issued in the future. Exercise of such stock options or other convertible securities may result in dilution to the Issuer’s shareholders. In addition, if the Issuer raises additional funds through the sale of equity securities, shareholders may have their investment further diluted.

Additional financing

In order to execute the anticipated growth strategy, we will require some additional equity and/or debt financing to support on-going operations, to undertake capital expenditures, and/or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to us when needed or on terms which are acceptable. Our inability to raise financing to support on-going operations or to fund capital expenditures or acquisitions could limit our growth and may have a material adverse effect upon future profitability. We may require additional financing to fund its operations to the point where it is generating positive cash flows.

Management of Growth

NexTech’s management anticipates rapid growth and plans to capitalize on this growth. Future operating results will depend on management’s ability to manage this anticipated growth, hire and retain qualified employees, properly generate revenues and control expenses. A decline in the growth rate of revenues without a corresponding reduction in the growth rate of expenses could have a material adverse effect on NexTech’s business, results of operations, cash flows and financial condition.

Litigation

The Company may from time to time become, party to litigation in or outside of the ordinary course of business which could adversely affect its business. Should any litigation in which the Company is, or becomes, involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources. Litigation may also create a negative perception of the Company’s brand.

Competition

There is potential that NexTech will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than NexTech. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition, and results of operations of NexTech.

Because of the early stage of the industry in which NexTech operates, NexTech expects to face additional competition from new entrants. NexTech expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, NexTech will require a continued high level of investment in research and development, marketing, sales, and client support. Upon completion of the listing, NexTech may not have sufficient resources to maintain research and development, marketing, sales, and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition, and results of operations of NexTech.

Unfavourable Publicity or Consumer Perception

The Company believes its industry can be highly dependent upon consumer perception. Consumer perception of the Company and its technology can be significantly influenced by research or findings, regulatory investigations, litigation, media attention and other publicity. There can be no assurance that future research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the Company or any of its technology, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company.

The Company’s dependence upon consumer perceptions means that adverse research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for products, and the business, results of operations, financial condition and cash flows of the Company.

Risks Related to Acquiring Companies

The Company may also acquire other companies in the future and there are risks inherent in any such acquisition. Specifically, there could be unknown or undisclosed risks or liabilities of such companies for which the Company is not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Company’s financial performance and results of operations. The Company could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from such acquisitions. All of these factors could cause dilution to the Company’s earnings per share or decrease or delay the anticipated accretive effect of the acquisition and cause a decrease in the market price of the Company’s securities. The Company may not be able to successfully integrate and combine the operations, personnel and technology infrastructure of any such acquired company with its existing operations. If integration is not managed successfully by the Company’s management, the Company may experience interruptions in its business activities, deterioration in its employee and customer relationships, increased costs of integration and harm to its reputation, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company may experience difficulties in combining corporate cultures, maintaining employee morale and retaining key employees. The integration of any such acquired companies may also impose substantial demands on the management. There is no assurance that these acquisitions will be successfully integrated in a timely manner.

Effectiveness and Efficiency of Advertising and Promotional Expenditures

The future growth and profitability of NexTech will depend on the effectiveness and efficiency of advertising and promotional expenditures, including the ability of NexTech to (i) create greater awareness of its technology and services; (ii) determine the appropriate creative message and media mix for future advertising expenditures; and (iii) effectively manage advertising and promotional costs in order to maintain acceptable operating margins. There can be no assurance that advertising and promotional expenditures will result in revenues in the future or will generate awareness of NexTech’s technologies or services. In addition, no assurance can be given that NexTech will be able to manage its advertising and promotional expenditures on a cost-effective basis.

Potential Inability to Protect Technology

NexTech’s success is heavily dependent upon technology. There can be no assurance that the steps taken by NexTech to protect its technology will be adequate to prevent misappropriation or independent third- party development of NexTech’s technology. It is likely the other companies can duplicate a platform similar to that of NexTech.

Potential Intellectual Property Claims

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. NexTech may be subject to intellectual property rights claims in the future and its technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time consuming, expensive to litigate or settle and could divert management resources and attention. An adverse determination also could prevent NexTech from offering its products and services to others and may require that it procure substitute products or services for these members. With respect to any intellectual property rights claim, NexTech may have to pay damages or stop using technology found to be in violation of a third party’s rights. NexTech may have to seek a license for the technology, which may not be available on reasonable terms and may significantly increase its operating expenses. The technology also may not be available for license to NexTech at all. As a result, NexTech may also be required to develop alternative non-infringing technology, which could require significant effort and expense. If NexTech cannot license or develop technology for the infringing aspects of its business, it may be forced to limit its product and service offerings and may be unable to compete effectively. Any of these results could harm NexTech’s brand and prevent NexTech from generating sufficient revenue or achieving profitability.

Uninsured or Uninsurable Risk

NexTech may become subject to liability for risks against which are uninsurable or against which NexTech may opt out of insuring due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for usual business activities. Payment of liabilities for which insurance is not carried may have a material adverse effect on NexTech’s financial position and operations.

Conflicts of Interest

Certain directors and officers of NexTech also serve as directors and/or officers of other technology based companies. Consequently, there is the possibility for such directors and/or officers to be in a position of conflict. Any decision made by any of such directors and officers involving NexTech will be made in accordance with their duties and obligations to deal failure and in good faith with a view to the best interests of NexTech and its shareholders. Each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with applicable corporate and securities laws in Canada and United States.

Dividend Policy

NexTech does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends received from NexTech will remain subject to the discretion of its board of directors.

Risk of Investment

An investment in NexTech Shares, as well as NexTech’s prospects, is speculative due to the risky nature of its business and the present stage of its development. Investors may lose their entire investment. Investors should carefully consider the risk factors described in this AIF and under the heading “Risk Factors” in this AIF. The risks described in this AIF are not the only ones facing NexTech. Additional risks not currently known to NexTech, or that NexTech currently deems immaterial, may also impair NexTech’s operations. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. If any of the risks described in this AIF actually occur, NexTech’s business, financial condition and operating results could be adversely affected. Investors should carefully consider the risks in this AIF and the other information elsewhere in this AIF and consult with their professional advisors to assess any investment in NexTech.

Share Price Volatility Risk

NexTech Shares are listed on a Canadian stock exchange. External factors outside of NexTech’s control such as announcements of quarterly variations in operating results, revenues and costs, and sentiments toward technology sector stocks may have a significant impact on the market price of the NexTech Shares. Global stock markets, including the CSE, have, from time-to-time, experienced extreme price and volume fluctuations that have often been unrelated to the operations of particular companies. The same applies to companies in the technology sector. There can be no assurance that an active or liquid market will develop or be sustained for the NexTech Shares.

No Guarantee of a Positive Return in an Investment

There is no guarantee that an investment in the NexTech Shares will earn any positive return in the short term or long term. An investment in the NexTech Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the NexTech Shares is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

Forward Looking Information

Certain information set out in this AIF includes or is based upon expectations, estimates, projections or other “forward looking information”. Such forward looking information includes projections or estimates made by NexTech about NexTech’s future business operations. While such forward looking statements and the assumptions underlying them are made in good faith and reflect NexTech’s current judgment regarding the direction of business, actual results will almost certainly vary (sometimes materially) from any estimates, predictions, projections, assumptions or other type of performance suggested here.

Risk Factors Relating to Software

Lack of experience and commitment of project manager

The project manager is the leader and the most responsible person. An inexperienced manager can jeopardize the completion of a project.

Unrealistic deadlines

Software projects may fail when deadlines are not properly set. Project initialization, completion date and time must be realistic.

Improper budget

Cost estimation of a project is very crucial in terms of project success and failure. Low cost with high expectations of large projects may cause project failure. An organization cannot bear the expenses of a project.

Lack of resources

Software and hardware resources may not be adequate. Lack of resources in terms of manpower is also a critical risk factor of software failure.

Personnel hiring

Extensive hiring and firing in a software team may lead a software project to a critical stage. Staff may not be properly assigned to specific tasks.

Understanding problems of customers

Many customers are not technical in terms of software terminologies and may not understand the developer’s point of view. Developers may interpret information differently from what is provided by the clients.

Inappropriate design

Software designers have a major role in the success or failure of the project if a design is inappropriate for the project.

Market demand obsolete

Market demand may become obsolete while a project is still in progress.

Risk Factors Relating to eCommerce

Our net sales and profits depend on the level of consumer spending which is sensitive to general economic conditions and other factors. An economic recession or a decline in consumer spending could have a material adverse effect on our business and results of operations.

The success of our business depends on consumer spending. There are a number of factors that influence consumer spending, including actual and perceived economic conditions, disposable consumer income, interest rates, consumer credit availability, and unemployment. A decline in actual or perceived economic conditions or other factors could negatively impact the level of consumer spending.

Competitive pricing pressures with respect to shipping our products to our customers may harm our business and results of operations.

Online and omnichannel retailers are increasing their focus on delivery services, with customers increasingly seeking faster, guaranteed delivery times and low-price or free shipping. To remain competitive, we may have to offer discounted, free or other more competitive shipping options to our customers, which can lead to increased shipping and handling expense.

We rely on third-party service providers, such as FedEx, to deliver products purchased through our direct channel to our customers and our business could be negatively impacted by disruptions in the operations of these third-party service providers.

Relying on third-party service providers puts us at risk from disruptions in their operations, such as employee strikes, inclement weather and their inability to meet our shipping demands. If we are forced to use other delivery service providers, our costs could increase and we may be unable to meet shipment deadlines. In addition, if our products are not delivered to our customers on time, our customers may cancel their orders or we may lose business from these customers in the future.

If our key suppliers or service providers were unable or unwilling to provide the products and services we require, our business could be adversely affected.

Our products are sourced through third-party purchasing agents and a variety of domestic and international suppliers. If these suppliers are unable or unwilling to provide the products or services that we require or materially increase their costs, our ability to offer and deliver our products on a timely and profitable basis could be impaired.

We rely on third parties to provide us with services in connection with certain aspects of our business, and any failure by these third parties to perform their obligations could have an adverse effect on our business and results of operations.

We have entered into agreements with third parties for logistics services, information technology systems (including hosting our website), software development and support, select marketing services, distribution and packaging and employee benefits. Services provided by any of our third-party suppliers could be interrupted as a result of many factors, such as acts of nature or contract disputes. Any failure by a third party to provide us with services for which we have contracted on a timely basis or within service level expectations and performance standards could result in a disruption of our business and have an adverse effect on our business and results of operations.

DIVIDENDS AND DISTRIBUTIONS

The Company has paid no dividends since its inception. At the present time, the Company intends to retain any earnings for corporate purposes. The payment of dividends in the future will depend on the earnings and financial condition of the Company and on such other facts as the board of directors of the Company may consider appropriate.

CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value. As at December 31, 2019, there were 60,509,250 Common Shares issued and outstanding. As at the date of this AIF there are 68,837,087, Common Shares issued and outstanding. Each common share carries the right to one vote.

The holders of the Common Shares are entitled to notice of, to attend, and to vote at all meetings of the Company’s shareholders. The Common Shares are entitled to receive dividends if, as and when declared by the directors, and rank par- passu with one another in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company.

The Company’s shares carry no pre-emptive rights, conversion or exchange rights, retraction, sinking fund or purchase fund provisions. There are no provisions requiring the holders of the shares of the Company to contribute additional capital and no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of shares by the Company except as otherwise set out herein and to the extent that any such repurchase or redemption would render the Company insolvent pursuant to the BCBCA.

As at December 31, 2019, the Company had 4,469,000 stock options to purchase Common Shares outstanding. The Company currently has 4,893,334 stock options to purchase Common Share outstanding as at the date of this AIF as follows:

Number Issued	Exercise Price	Expiry Date
815,000	$0.29	November 1, 2021
141,000	$0.25	November 2, 2021
135,000	$0.60	September 28, 2021
100,000	$0.78	April 17, 2022
39,000	$0.72	May 9, 2022
160,000	$0.65	June 14, 2022
125,000	$0.75	August 19, 2022
1,008,334	$0.84	October 10, 2022
150,000	$2.00	August 14, 2020
1,020,000	$1.34	April 9, 2023
200,000	$2.28	June 3, 2023
1,000,000	$2.20	June 18, 2023

As at December 31, 2019, the Company had 6,967,340 outstanding share purchase warrants to purchase Common Shares of the Company. The Company currently has 6,905,215 warrants to purchase Common Share outstanding as at the date of this AIF as follows:

Number Issued	Exercise Price	Expiry Date
68,750	$0.70	June 25, 2021(1)
1,263,333	$0.70	July 19, 2021(2)
646,520	$0.75	August 16, 2021(3)
2,931,233	$0.93	November 21, 2022(4)
1,144,928	$0.80	December 4, 2021
764,018	$3.00	June 17, 2022(5)
86,433	$2.19	June 17, 2022(5)

Notes:

(1)	Subject to subject to accelerated expiry if over a period of 10 consecutive trading days between the date of issuance and the expiry of the Warrants, the daily volume weighted average trading price of the common shares of the Company on the CSE is C$0.90 or more on each of those 10 consecutive days, the Company may, at any time after such an occurrence, give written notice (via news release) to the holders of the Warrants that the Warrants will expire on the 30th day following the giving of notice unless exercised by the holders prior to such date.
(2)	Subject to subject to accelerated expiry if over a period of 10 consecutive trading days between the date of issuance and the expiry of the Warrants, the daily volume weighted average trading price of the common shares of the Company on the CSE is C$0.90 or more on each of those 10 consecutive days, the Company may, at any time after such an occurrence, give written notice (via news release) to the holders of the Warrants that the Warrants will expire on the 30th day following the giving of notice unless exercised by the holders prior to such date.
(3)	Subject to subject to accelerated expiry if over a period of 10 consecutive trading days between the date of issuance and the expiry of the Warrants, the daily volume weighted average trading price of the common shares of the Company on the CSE is C$1.00 or more on each of those 10 consecutive days, the Company may, at any time after such an occurrence, give written notice (via news release) to the holders of the Warrants that the Warrants will expire on the 30th day following the giving of notice unless exercised by the holders prior to such date.
(4)	Subject to subject to accelerated expiry if over a period of 10 consecutive trading days between the date of issuance and the expiry of the Warrants, the daily volume weighted average trading price of the common shares of the Company on the CSE is C$0.90 or more on each of those 10 consecutive days, the Company may, at any time after such an occurrence, give written notice (via news release) to the holders of the Warrants that the Warrants will expire on the 30th day following the giving of notice unless exercised by the holders prior to such date.
(5)	Subject to subject to accelerated expiry if over a period of 10 consecutive trading days between the date of issuance and the expiry of the Warrants, the daily volume weighted average trading price of the common shares of the Company on the CSE is C$3.75 or more on each of those 10 consecutive days, the Company may, at any time after such an occurrence, give written notice (via news release) to the holders of the Warrants that the Warrants will expire on the 30th day following the giving of notice unless exercised by the holders prior to such date.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares trade on the CSE under the symbol “NTAR”. The following table shows the high, low and closing prices and total trading volume of the Common Shares on the CSE on a monthly basis during the seven months ended December 31, 2019 and since the most recent fiscal year-end.

Month	High	Low	Volume
June 1 to June 29 2020	$6.04	$2.13	9,580,855
May 2020	$2.82	$1.63	5,547,299
April 2020	$1.88	$1.02	3,471,577
March 2020	$1.62	$0.85	4,484,298
February 2020	$2.68	$1.28	8,860,685
January 2020	$3.05	$1.74	4,991,131
December 2019	$2.22	$1.51	2,716,109
November 2019	$3.17	$1.34	5,340,986
October 2019	$1.73	$0.62	3,334,057
September 2019	$0.67	$0.57	816,537
August 2019	$0.90	$0.64	1,023,092
July 2019	$0.84	$0.50	1,010,644
June 2019	$0.66	$0.56	667,567

Prior Sales

During the seven months ended December 31, 2019 and up to the date of this AIF, the Company issued the following securities, which are convertible into Common Shares but are not listed or quoted on a marketplace.

Date of Issue	Type of Securities	Number of Securities		Issue or Exercise or Conversion Price per Security
June 14, 2019	Stock Options	160,000	(1)	$0.65
June 25, 2019	Warrants	283,000	(2)	$0.70
July 12, 2019	Stock Options	200,000	(3)	$0.60
July 19, 2019	Warrants	220,333	(4)	$0.70
July 19, 2019	Convertible Debentures	$985,500 worth of Debentures	(5)	$0.60
July 19, 2010	Warrants	1,642,500	(6)	$0.70
July 24, 2019	Stock Options	245,000	(7)	$0.73
August 16, 2019	Warrants	968,149	(8)	$0.75
October 10, 2019	Stock Options	1,050,000	(9)	$0.84
November 22, 2019	Warrants	4,000,000	(10)	$0.93
December 4, 2019	Warrants	2,000,000	(11)	$0.80
January 14, 2020	Stock Options	150,000	(12)	$2.00
February 25, 2020	Stock Options	850,000	(13)	$1.89
April 9, 2020	Stock Options	1,020,000	(14)	$1.34
June 3, 2020	Stock Options	200,000	(15)	$2.28
June 17, 2020	Warrants	764,018	(16)	$3.00
June 19, 2020	Stock Options	1,000,000	(17)	$2.20

Notes:

(1)	These stock options expire on June 14, 2022.
(2)	These warrants expire on June 25, 2021, subject to an acceleration clause.
(3)	These stock options expire on July 12, 2022.
(4)	These warrants expire on July 19, 2021, subject to an acceleration clause.
(5)	These convertible debentures have a maturity date of July 19, 2022 and as at the date of the AIF have been fully converted.
(6)	These warrants expire on July 19, 2021, subject to an acceleration clause.
(7)	These stock options expire on July 24, 2022.
(8)	These warrants expire on August 16, 2021, subject to an acceleration clause. Of these, 3,371 warrants were broker warrants.
(9)	These stock options expire on October 10, 2022.
(10)	These warrants expire on November 22, 2021, subject to an acceleration clause. Of these, 184,987 warrants were broker warrants.
(11)	These warrants expire on December 4, 2021.
(12)	These stock options expire on August 14, 2020.
(13)	These stock options expire on February 25. 2023.
(14)	These stock options expire on April 9, 2023.
(15)	These stock options expire on June 3, 2023.
(16)	These warrants expire on June 18, 2022, subject to an acceleration clause. Of these, 86,433 warrants were broker warrants.
(17)	These stock options expire on June 19, 2023.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

The following table summarizes details of the Company’s securities of each class held in escrow or that are subject to a contractual restriction on transfer as of December 31, 2019 and as at the date of this AIF:

Date	Designation of Class	Number of Securities held in escrow or that are subject to contractual restriction on transfer		Percentage of Class
As at the date of this AIF	Common Shares	10,109,079	(1)	14.68	%(2)
December 31, 2019	Common Shares	13,478,772	(3)	22.27	%(4)

Notes:

(1)	These securities are subject to an escrow agreement dated August 30, 2018 between the Company, Computershare Investor Services Inc., as escrow agent and certain shareholders. The Form 46-201F1 escrow agreement was entered into in connection with the listing of the NexTech Shares on the CSE on October 31, 2018 (the “Listing”). Pursuant to the escrow agreement, the securities listed above are being released from escrow in stages over a 36 month period from the date of Listing with 55% of the total securities initially deposited in escrow having been released and an additional 15% of the securities initially deposited in escrow to be released on the 24, 30 and 36 month anniversaries of Listing.
(2)	Based on 68,837,087 Common Shares issued and outstanding as at the date of this AIF.
(3)	These securities are subject to an escrow agreement dated August 30, 2018 between the Company, Computershare Investor Services Inc., as escrow agent and certain shareholders. The Form 46-201F1 escrow agreement was entered into in connection with the listing of the NexTech Shares on the CSE on October 31, 2018. Pursuant to the escrow agreement, the securities listed above are being released from escrow in stages over a 36 month period from the date of Listing with 40% of the total securities initially deposited in escrow having been released as at December 31, 2019 and as at December 31, 2019 an additional 15% of the securities initially deposited in escrow were scheduled to be released on the 18, 24, 30 and 36 month anniversaries of Listing.
(4)	Based on 60,509,250 Common Shares issued and outstanding as at December 31, 2019.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names of the current directors and executive officers of the Company as at the date of this AIF, provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each director has served as a director and the number of Common Shares and percentage of the issued Common Shares beneficially owned, directly or indirectly, or subject to control or direction by that person.

The term of each of the current directors of the Company will expire at the next annual general meeting unless his/her office is earlier vacated in accordance with the articles of the Company, or he/she becomes disqualified to act as a director.

Name, Position and Municipality of Residence	Principal Occupation for the Past Five Years (2)	Director/Executive Officer Since(4)(5)(6)	Number and Percentage of Common Shares Beneficially Owned or Controlled (1)(2)
Evan Gappelberg(3) NY, USA CEO and Director	Entrepreneur. CEO of NexTech. Managing director at Atlas Advisors, LLC, an independent investment advisory and money management firm that offers small-cap companies consulting services.	January 12, 2018	8,526,140 (12.38%)
Paul Duffy(3) Ontario, Canada President and Director	Co-Founder, Chief Architect & UX Officer of ARHT Media Inc.	February 8, 2018	3,155,416 (4.5%)
Kashif Malik, CPA, CA Ontario, Canada Chief Financial Officer	CFO of NexTech. Former Board of Director and VP Finance of Leonardo Worldwide Corporation. Director of Finance at Real Matters Inc.	October 10, 2019	Nil
Belinda Tyldesley(3) British Columbia, Canada Corporate Secretary & Director	President of Closing Bell Services, a consulting company provided corporate secretarial services.	March 26, 2018	349,243 (<1%)

Notes:

(1)	The above information was derived from insider and beneficial ownership reports available at www.sedi.com.
(2)	The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled have been provided by the respective directors and officers. As at the date of this AIF, as a group the directors and executive officers beneficially own or control a total of 12,030,799 Common Shares, or 17.47% of the Common Shares of the Company. The percentages of Common Shares owned is based on 68,837,087 Common Shares issued and outstanding as at the date of this AIF.
(3)	Member of the audit committee of the Company.
(4)	Reuben Tozman served as Chief Operating Officer from September 24, 2018 and resigned on October 10, 2019. Mr Tozman also served as a director from February 8, 2018 and resigned on October 10, 2019.
(5)	David Miles served as the Chief Financial Officer from March 26, 2018 and resigned effective October 10, 2019.
(6)	William Gildea served as a director from January 12, 2018 and resigned on August 1, 2019.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company, or a personal holding company of such person is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company that:

(a)	was subject to a cease trade or similar order to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as a director, CEO or CFO of such company; or

(b)	was subject to a cease trade or similar order to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, CEO or CFO but which resulted from an event that occurred while the director or executive officer was acting in the capacity as director, CEO or CFO of such company.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities to affect materially the control of the Company, or a personal holding company of such person:

(a)	is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer;

(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors or officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. The directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors and officers of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

To the best of the Company’s knowledge, and other than as disclosed above and elsewhere in this AIF, there are no known existing or potential conflicts of interest among the Company, its subsidiaries, directors and officers or other members of management of the Company or its subsidiaries as a result of their outside business interests.

Audit Committee Information

Pursuant to the provisions of the BCBCA and NI 52-110 – Audit Committees (“NI 52-110”)of the Canadian Securities Administrators, the Company is required to have an Audit Committee and to disclose in its AIF certain information concerning the constitution of its audit committee and its relationship with the Company’s independent auditor. The general function of the Audit Committee is to review the overall audit plan and the Company’s system of internal controls, to review the results of the external audit, and to resolve any potential dispute with the Company’s auditor

Audit Committee Charter

A copy of the charter of the Audit Committee is attached to this AIF as Schedule “A”.

Composition of the Audit Committee

The Company’s current Audit Committee consists of Paul Duffy, Evan Gappelberg, and Belinda Tyldesley.

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, that could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment. Ms. Belinda Tyldesley is the only current Audit Committee member who is “independent” within the meaning of NI 52-110.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. All of the members of the Audit Committee are “financially literate” as that term is defined. The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Relevant Education and Experience

Paul Duffy – Mr. Duffy is the creator of the HumaGram and inventor of the patent for Holographic Telepresence over the Internet (TOIP), Mr. Duffy is a serial entrepreneur with over 25 years of experience in successfully starting, expanding, diversifying and selling global technology companies. Mr. Duffy co- founded Corporate Communications Interactive (CCI) in 1992 and grew it to one of the largest online learning and communication companies in North America. With clients such as AT&T, GE, IBM, Microsoft, Pearson Education and Manulife Financial, CCI was sold to SkillPath Seminars in 2003. Mr. Duffy is also a former member of the Board of Governors for the Michener Institute for Applied Health Sciences, and holds a Bachelor of Science in Applied Computer Science from Ryerson University.

Evan Gappelberg –- Mr. Gappelberg is an accomplished entrepreneur with an expertise in creating, funding and running start-ups, and he has extensive experience both as a hands-on operating executive and well as a public markets professional. From 2000 to 2005, Mr. Gappelberg was the co- founder and CEO of EG Products, where he funded, patented, imported and distributed the market’s first LED light-up toy. He secured license deals from Disney, Universal Studios, Clear Channel Communication and built a national sales channel, landing contracts with Walgreen’s, Macy’s, and live event shows like Ringling Bros. He was also was co-founder and CEO of an app development company which created and published over 200 successful apps for both Apples iTunes store and the Google Play store. Prior to being a successful entrepreneur, Mr. Gappelberg worked on Wall Street and has more than 20 years of extensive experience as both a hedge fund manager and Senior Vice President of Finance.

Belinda Tyldesley – Mrs. Tyldesley is the President of Closing Bell Services, a consulting company that provides corporate secretarial services. Mrs. Tyldesley has extensive experience with regulatory compliance, legal assistance and secretarial services. Mrs. Tyldesley holds an Associate Diploma in Business Legal Practice from Holmesglen College in Melbourne, Australia.

Reliance on Certain Exemptions

Since the effective date of NI 52-110, the Company has not relied on the exemptions contained in sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6, 3.8 or Part 8 of NI 52-110.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee of the Company has not made any recommendations to nominate or compensate an external auditor that were not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The aggregate fees billed to the Company for the last two (2) fiscal years noted below by Dale Matheson Carr-Hilton Labonte LLP, are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2019(5)	$50,000	N/A	N/A	N/A
May 31, 2019	$75,000	N/A	N/A	N/A

Notes:

(1)	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two financial years noted above for audit fees.
(2)	“Audit related fees” include the aggregate fees billed in each of the last two financial years noted above for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax fees” include the aggregate fees billed in each of the last two financial years noted above for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All other fees” include the aggregate fees billed in each of the last two financial years noted above for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.
(5)	The Company changed its year end from May 31 to December 31. This period is seven-month fiscal year June 1, 2019 to December 31, 2019.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of any legal proceedings or regulatory actions to which the Company is or was a party, or to which the Company’s property is or was subject, either during the seven months ended December 31, 2019, nor is the Company aware that any such proceedings or actions were contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this AIF, no informed person (a director, officer or holder of 10% or more Common Shares) or any associate or affiliate of any informed person had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries, within the two most recently completed financial years or during the current financial year.

On December 4, 2018, the Company issued 300,000 NexTech Shares to Reuben Tozman, a former director and officer of the Company at such time, pursuant to the terms of an asset purchase agreement whereby the Company acquired the intellectual property and other related assets of edCetra’s eLearning Platform from Mr. Tozman.

On January 14, 2019, the Company acquired 100% of the membership interests in AR Ecomm, LLC from directors and executive officers of the Company at such time, Evan Gappelberg and Reuben Tozman, in consideration for 2,000,000 NexTech Shares.

On July 19, 2019, the Company issued $657,000 worth of secured convertible debentures of the Company to Evan Gappelberg, the CEO of the Company. The debentures had an interest at a rate of 9% per annum (non-compounded) and were to mature 36 months from the date of issuance. The Company had the option to re-pay the amount of the debentures in cash and/or NexTech Shares based on a conversion price of $0.60 per share. The Company could, at any time, prepay all portion of the principal amount subject to a 15% prepayment penalty payable in cash. The Company also issued a total of 1,095,000 warrants of the Company to Evan Gappelberg in connection with the debenture issuance. Each warrant entitles the holder to acquire one NexTech Share at an exercise price of $0.70 per share for a period of two years from issuance, subject to the accelerated exercise period in accordance with the terms of the certificate representing the warrant. On May 5, 2020, the Company extinguished the convertible debenture issued on July 19, 2019 by converting the remaining principal balance of $739,125 and accrued interest of $2,741 for 1,236,444 NexTech Shares. The extinguishment was subject to a 15% cash prepayment penalty of $158,384. Of this extinguishment, $492,750 of principal and $1,828 of accrued interest were converted into 824,296 NexTech Shares which were issued to Mr. Gappelberg and the Company also paid a $105,589 cash pre-payment penalty to Mr. Gappelberg.

Certain directors and/or officers of the Company have subscribed for Common Shares pursuant to the private placement financings of the Company. In addition, certain directors and/or officers of the Company have been granted stock options under the Company’s Stock Option Plan.

TRANSFER AGENT AND REGISTRAR

The Company’s Registrar and Transfer Agent for the Common Shares is Computershare Trust Company of Canada at its principal offices at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

There are no material contracts entered into by the Company, other than in the ordinary course of business, within the seven months ended December 31, 2019, or before the beginning of such time which material contracts are still in effect.

INTEREST OF EXPERTS

Names of Experts

Dale Matheson Carr-Hilton Labonte LLP (“DMCL”) audited the financial statements of the Company for the seven months ended December 31, 2019. DMCL is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Interests of Experts

To the knowledge of the Company based on information provided by the experts, none of the experts named above, at the time of preparing the applicable report, valuation, statement or opinion, held or has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates in connection with the preparation or certification of any report, valuation, statement or opinion prepared by such person.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the Company’s audited financial statements and MD&A for the seven months ended December 31, 2019.

These documents may be obtained upon request from the Company’s head office, or may be viewed on the SEDAR website (www.sedar.com).

SCHEDULE A

AUDIT COMMITTEE CHARTER

Charter of the Audit Committee

of NexTech AR Solutions Corp. (the “Company”)

Mandate

The primary function of the audit committee (“Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the following: (a) the financial reports and other financial information provided by the Company to regulatory authorities and shareholders; (b) the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting; and (c) financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements; (ii) review and appraise the performance of the Company’s external auditors; (iii) provide an open avenue of communication among the Company’s auditors, financial and senior management and the board of directors; and (iv) to ensure the highest standards of business conduct and ethics.

Composition

The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders’ meeting. Unless a chair is elected by the full board of directors, the members of the Committee may designate a chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

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Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)	Review and update this Charter annually.

(b)	Review the Company’s financial statements, MD&A, any annual and interim earnings statements and press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a)	Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.

(b)	Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)	At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

(g)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.	the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non- audit services; and

iii.	such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

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Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)	Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review certification process for certificates required under Multilateral Instrument 52-109.

(i)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

(a)	Review any related party transactions.

(b)	Review reports from persons regarding any questionable accounting, internal accounting controls or auditing matters (“Concerns”) relating to the Company such that:

i.	an individual may confidentially and anonymously submit their Concerns to the Chairman of the Committee in writing, by telephone, or by e-mail;

ii.	the Committee reviews as soon as possible all Concerns and addresses same as they deem necessary; and

iii.	the Committee retains all records relating to any Concerns reported by an individual for a period the Committee judges to be appropriate.

All of the foregoing in a manner that the individual submitting such Concerns shall have no fear of adverse consequences.

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